Adira Energy Ltd.
(A Development Stage Company)
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six month periods ended March 31, 2011

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the three and six month periods ended March 31, 2011 , which have been prepared on the basis of information available up until May 30, 2011. Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three and six month periods ended March 31, 2011. The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

All monetary amounts are reported in United States dollars unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira Energy Ltd. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

1.1	Date

The effective date for this report is May 30, 2011.

1.2	Overall Performance

Information on the Company

Adira Energy Ltd (“Adira” or “the Company”) is an oil and gas early-stage exploration company. The Company has been granted four petroleum licenses.

Through the Company's wholly owned subsidiary, Adira Energy Holdings Corp. (“Adira Energy”) and its wholly owned subsidiary Adira Energy Israel Limited (“AEI”), the Company has been granted three petroleum licenses consisting of one onshore petroleum license, the “Eitan License No. 356” (“Eitan”) and two offshore licenses being the “Gabriella License No. 378” (“Gabriella”), and the “Yitzhak License No. 380” (“Yitzhak”). In addition, the Company owns the “Samuel License No. 388” (“Samuel”) through the Company's other wholly owned subsidiary, Adira Oil Technologies Limited (“AOT”), and the Company’s 60% owned subsidiary, Adira Geo Global Limited (“AGG”) (Gabriella, Yitzhak and Samuel - collectively the “Offshore Licenses”).

In February, 2011, the Company established a wholly owned Israeli subsidiary, Adira Energy C.B.M Ltd. (“Adira CBM”).

Financings

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts for gross proceeds of $11,000,000. On December 3, 2010, the Receipts were converted into 27,500,000 common shares at $0.40 per share and 13,750,000 common share purchase warrants (“Warrants”) with an exercise price of $0.55 for each Warrant. In addition, 1,307,375 broker warrants were issued at which an exercise price of $0.40 for each warrant.

On February 15, 2010, the Company announced a private placement of 10,483,870 common shares at a price of CND$ 0.62 per share for gross proceeds of CND$ 6,500,000.

On March 7, 2010, 100,000 warrants were converted into 100,000 common shares at an exercise price of $0.50.

Following the November 2010 and February 2011 private placements and the conversion of warrants, the Company has 100,723,872 common shares outstanding and 19,458,145 warrants outstanding.

The Company’s current trading symbol on the TSXV is “ADL”. The Company also trades on the OTCBB with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “AORLB8”.

Business Overview

The Company is a Canadian corporation incorporated under and governed under the Canada Business Corporations Act (the “CBCA”) which conducts business as an oil and gas exploration company with operations in Israel. The Company has been granted the following petroleum licenses from the State of Israel:

  Eitan License No. 356, or Eitan License - covering 31,060 acres (125.7 sq.km.) in the Hula Valley located in Northern Israel. The license was issued in December 2008 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period. The company owns 100% of this license.

  Gabriella License No. 378 or Gabriella License - covering 97,000 acres (392 sq. km.) approx. 10km offshore Israel between Netanya and Ashdod. The license was issued in July, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period. The Company has a 15% working interesting in this license with an option to farm into an additional 15%. The Company is being carried by Modiin Energy (who have a 70% working interest) of its share of costs up to the first $8 million of expenditure.

  Yitzhak License No.380 or Yitzhak License - covering 31,555 acres (127.7 sq.km) approx. 17 km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued in October, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period. The Company has a 85% working interest in this license.

  Samuel License No. 388 or Samuel License – covering 88,708 acres (359 sq. km) approx.17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le’tziyon in the North. The license was issued on August 1, 2010 to a consortium led by the Company (through The Company's subsidiaries, Adira Oil Technologies Ltd. (100% owned) and Adira Geo-Global Ltd (60%). The Company has a net working interest of 38.25% in this license.

The Company's Gabriella, Yitzhak and Samuel Licenses are collectively referred to as The Company's “Offshore Licenses”.

During the six month period ended March 31, 2011 and through the date of this report, the Company was engaged in the following exploration activities:

  Eitan: The Company moved its drill rig and associated equipment on site. Three workovers have been completed and specialized pumps have been mobilized for installation. These workovers were completed in January 2011, and drilling and wireline coring operations on two new gas wells commenced in mid-February 2011. This program is estimated to take three to four months to complete and will include desorption and adsorption analysis of key coal and shale intersect in the wells. Once this assessment is complete the study is expected to provide an understanding of the gas contents, structure and economic feasibility of an unconventional resource in the region.

  Gabriella and Yitzhak: The Company completed a state of the art 3D geophysical survey on the Yitzhak and Gabriella licenses. The dual axis survey completed on Gabriella is a technology designed to define the exact target structure on that license. Two independent 3D surveys will overlay each other at opposing axis. In March 2011, the Company signed an agreement with CGG Veritas Services (UK) Limited (“Veritas”), pursuant to which Veritas will process the 3D seismic data from both the Yitzhak and Gabriella surveys. In May 2011, the Company formally contracted Gustavson Associates LLC to work in conjunction with the Adira team to provide professional, geophysical, petrophysical, geological and engineering services for resource interpretation and evaluation on the first phase of processing (often termed “Fast Track”) for Gabriella and Yitzhak.

  Samuel: In Mach 2011, the Company signed a contract with ARIS Nefterazvedka LLC., a Russian geophysical contractor specializing in OBC or Ocean Bottom Deployed Cables. This system provides very high resolution recording of targets with little impact with surface traffic. The OBC system provides an excellent quality survey for shallow transient zones. The contractor is currently mobilizing and is anticipated to begin surveying during the last week of May 2011 and work continuously for approximately 60 days.

The Company's business plan is to complete its initial drilling activates on the Eitan License in order to assess the existence of commercially exploitable quantities of natural gas. In addition, the Company plans to complete the 3D seismic program on the Samuel license and manage the processing currently underway for CGG Veritas. The work on target-definition will continue with Gustavson and the Adira team on the Yitzhak and Gabriella blocks.

The Company presently does not produce any oil or gas and does not earn any significant revenues. The Company currently earns revenues from the Company's activity as the operator on its Offshore Licenses, management fees earned from Modiin Energy and the provision of exploration services to other oil and gas companies in Israel.

The Company also has the following options on other licenses in Israel:

  Notera License - The Company has a right to farm into 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License.

  Myra and Sara licenses - In August 2010, the Company announced that it has signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively “GGR”) confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel known as Petroleum License No’s 347 "Myra" and 348 "Sara", to the Company. The Sara and Myra Licenses are each subject to joint operating agreement among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses. The Company may, at its discretion, purchase the 5% participating interest in the licenses from GGR. As a condition to the acquisition of such 5% interest, the Company will also be required to become a signatory to the joint operating agreements which require (i) the approval of existing signatories to the joint operating agreements in accordance with the terms of the joint operating agreements, and (ii) the approval of the Israeli Petroleum Commissioner. Upon the exercise of the Company’s interest and receipt of the approvals, the Company will be required to pay $1,200,000 in one lump sum payment to certain parties of the joint operating agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the joint operating agreements. The option is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to exercise the option.

Capital Expenditures and Divestitures

During the six month period ended March 31, 2011, the Company incurred capital expenditures of $524,944, which relates primarily to costs capitalized to the Company’s Eitan-1 well (six month period ended March 31, 2010: $29,437). The Company did not make any capital divestitures.

The Company's planned capital expenditures for the next twelve months will include the above mentioned drilling exploration program in connection with the Eitan license and furniture, fittings and computer equipment for the Israeli office.

1.3	Selected Financial Information

Selected annual information for the Company's three and six month periods ended Mach 31, 2011 and March 31, 2011 is as follows:

	Six months ended		Three months ended
	March 31,		March 31,
	2011	2010	2011	2010

Revenues	1,674,219	106,422	506,928	80,892
Net loss and comprehensive loss for the period	(2,515,566)	(980,552)	(1,636,869)	(604,763)
Basic and diluted loss per share	(0.03)	(0.02)	(0.02)	(0.01)

During the six month period ended March 31, 2011, the Company increased its operating and exploration activities. Specifically, the Company began its workover program on the Eitan license in Northern Israel, which was completed in January 2011 after which drilling and wire line coring of the first new well commenced. In addition, and more significantly, the Company also executed a 3D seismic program on the Gabriella and Yitzhak licenses. The Company therefore earned larger revenues as the operator on its Offshore Licenses and incurred greater exploration expenses resulting in a greater loss compared to same periods in the previous year.

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts for gross proceeds of $11,000,000 and on February 15, 2010, the Company announced a private placement of 10,483,870 common shares at a price of CND$ 0.62 per share for gross proceeds of CND$ 6,500,000. As a result, the Company's assets, which comprise primarily of cash and cash equivalents, increased.

The Company has provided details of the above mentioned movements in sections 1.4 through 1.7 of this document.

Additional disclosure for venture issuers without significant revenues

	Six months ended		Three months ended
	March 31,		March 31,
	2011	2010	2011	2010

Capitalized exploration and development costs	422,863	-	422,863	-
Expensed exploration and development costs	2,665,242	70,435	1,228,293	12,649
Expensed research and development costs	-	-	-	-
Deferred development costs	-	-	-	-
General and administration expenses	1,357,220	864,109	924,390	528,663

1.4	Results of Operations

The following is a breakdown of revenue and expenses for the three and six month periods ended March 31, 2011 and 2010:

	Six months ended		Three months ended
	March 31,		March 31,
	2011	2010	2011	2010

Revenue:
Operator fees	529,010	-	36,224	-
Management and consulting fees	1,116,948	-	470,704	-
Other income	28,261	106,422	-	80,892
Total Revenues	1,674,219	106,422	506,928	80,892

Expenses:
Share-based compensation	517,511	139,500	314,168	139,500
Exploration expenses	2,665,242	70,435	1,228,293	12,649
Operating expenses	1,205,575	864,109	772,745	528,663
Foreign exchange loss (gain)	(142,542)	3,029	(139,749)	3,013
Amortization	19,984	10,263	9,587	1,963

Total expenses	4,265,770	1,087,336	2,185,044	685,788

Loss before other items	(2,591,551)	(980,914)	(1,678,116)	(604,896)

Interest income	4,808	612	4,808	133
Interest expense	-	-250	-	-
Income taxes	(3,539)	-	(460)	-

Net loss and comprehensive loss before minority interest	(2,590,282)	(980,552)	(1,673,768)	(604,763)
Minority interest	74,716	-	36,899	-
Net loss for the period	(2,515,566)	(980,552)	(1,636,869)	(604,763)

Three month period ended March 31, 2011 compared to the three month period ended March 31, 2010

Revenues

For the three months ended March 31, 2011, the Company earned revenues of $506,928, as compared to $80,892 for the three months ended March 31, 2010. The increase in revenues in 2011 is a result of the Company having commenced most of its exploration activities from September 2010 as the operator on its Offshore Licenses.

Expenses

Share-based compensation

For the three months ended March 31, 2011, share-based compensation expense amounted to $314,168 as compared to $139,500 for the three months ended March 31, 2010. The increase in share-based compensation in 2011 is a result the additional option grants made during the 2010 and 2011.

Exploration Expenses

For the three months ended March 31, 2011, exploration expenses amounted to $1,228,293 as compared to $12,649 for the three months ended March 31, 2010. The increase in exploration expenses is a result of the Company having completed part of the work program on the Eitan license compared with minimal exploration activities in 2010. In addition, the Company continued its evaluation work on the Offshore Licenses, which only commenced in late 2010.

Operating Expenses

For the three months ended March 31, 2011, operating expenses amounted to $772,745 as compared to $528,663 for the three months ended March 31, 2010. The increase in operating expenses results primarily from increased activity in Israel, including the hiring of additional staff and the opening of the Company's new office in Israel as well as increased legal and accounting expenses.

Foreign exchange loss (gain)

For the three months ended March 31, 2011, foreign exchange gain amounted to $139,749 as compared to a foreign exchange loss of $3,013 for the three months ended March 31, 2010. Both, the gain in 2011 and the loss in 2010 are a result of fluctuations in the New Israel Shekels ("NIS") and Canadian dollar rates against the US dollar.

Net Loss

The Company reported a net loss and comprehensive loss for the three months ended March 31, 2011 of $1,636,869 as compared to a net loss and comprehensive loss of $604,763 for the three months ended March 31, 2010. The increase in the loss is as a result of an increase in exploration and operating activities, offset by revenues generated from management, operator and consulting fees.

Six month period ended March 31, 2011 compared to the Six month period ended March 31, 2010

Revenues

For the six months ended March 31, 2011, the Company earned revenues of $1,674,219, as compared to $106,422 for the six months ended March 31, 2010. The increase in revenues in 2011 is a result of the Company having commenced most of its exploration activities from September 2010 as the operator on its Offshore Licenses.

Expenses

Share-based compensation

For the six months ended March 31, 2011, share-based compensation expense amounted to $517,511 as compared to $139,500 for the six months ended March 31, 2010. The increase in share-based compensation is a result the additional option grants made during the 2010 and 2011.

Exploration Expenses

For the six months ended March 31, 2011, exploration expenses amounted to $2,665,242 as compared to $70,435 for the six months ended March 31, 2010. The increase in exploration expenses is a result of the Company having completed part of the work program on the Eitan license compared with minimal exploration activities in 2010. In addition, the Company continued its evaluation work on the Offshore Licenses, which only commenced in late 2010.

Operating Expenses

For the six months ended March 31, 2011, operating expenses amounted to $1,205,575 as compared to $864,109 for the six months ended March 31, 2010. The increase in operating expenses results primarily from increased activity in Israel, including the hiring of additional staff and the opening of the Company's new office in Israel as well as increased legal and accounting expenses.

Foreign exchange loss (gain)

For the six months ended March 31, 2011, foreign exchange gain amounted to $142,542 as compared to a foreign exchange loss of $3,029 for the six months ended March 31, 2010. Both the gain in 2011 and the loss in 2010 are a result of fluctuations in the NIS and Canadian dollar rates against the US dollar.

Net Loss

The Company reported a net loss and comprehensive loss for the six months ended March 31, 2011 of $2,515,566 as compared to a net loss and comprehensive loss of $980,552 for the six months ended March 31, 2010. The reason for the increase in the loss is as a result of an increase in exploration and operating activities, offset by revenues generated from management, operator and consulting fees.

1.5	Summary of Quarterly results

	QTR	QTR	QTR	QTR	QTR	QTR	QTR
	2	1	4	3	2	1	4
	2011	2011	2010	2010	2010	2010	2009
Revenues	$506,928	$1,167,291	$749,921	$56,254	$80,892	$25,530	$-
Net Loss	$(1,636,869)	$(916,514)	$(566,086)	$(486,453)	$(604,763)	$(375,791)	$(431,169)
Net Loss per Share	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Since the fourth quarter of 2010, the Company's revenues substantially increased in line with the increase in its exploration activity. Revenues in prior quarters represent income earned on various consulting projects. Q2 2011 is less than Q1 2011 because in Q1 2011, the Company incurred greater exploration expenses than in Q2 2011, resulting in higher management and operator fees.

Net loss per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. From Q1 2011 the Company has begun to incurred significantly higher operational and exploration expenses, including the hiring of additional employees in Israel to support the increased levels of exploration.

1.6	Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common stock as well as proceeds from the exercise of warrants and options to purchase common stock.

The Company's ability to continue as a going concern is dependent upon obtaining the necessary financing to complete further exploration and development activities and generate profitable operations from its oil and natural gas interests in the future. The Company's current operations are dependent upon the adequacy of the Company's current assets to meet its current expenditure requirements and the accuracy of management’s estimates of those requirements. Should those estimates be materially incorrect, the Company's ability to continue as a going concern will be impaired.

The Company's consolidated financial statements for the year ended September 30, 2010 and the Company’s interim consolidated financial statements for the six month period ended March 31, 2011 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a history of operating losses and negative cash flows from operations. These matters may raise doubt about its ability to continue as a going concern.

The Company expects to incur expenditures to further its exploration programs. The Company's existing cash balance and any cash flow from operating activities is sufficient to satisfy its activities for the next 12 months. However, in order to finance exploration activities beyond 12 months, the Company will require additional sources of finance.

The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. The Company deems it necessary to raise capital through equity markets, debt markets or other financing arrangements, including participation arrangements that may be available for continued exploration expenditures. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Three month period ended March 31, 2011 compared to the three month period ended March 31, 2010

During the three months ended March 31, 2011, the Company's overall position of cash and cash equivalents increased by $6,110,859. This increase in cash can be attributed to the following activities:

The Company's net cash used in operating activities during the three months ended March 31, 2011 was $521,118 as compared to $476,305 for the three months ended March 31, 2010. This increase is attributable to and consistent with the increase in the Company's exploration and operating activities for the current period, compared to the prior period.

Cash provided by investing activities during the three months ended March 31, 2011 was $443,430 as compared to cash used in investing activities of $29,437 during the three months ended March 31, 2010. The investment in property plant and equipment in 2011 relates primarily to the purchase of furniture, computers and office equipment for the Israeli office, the work in progress on the Eitan 1 well of $497,100, offset by the release of restricted cash held by the bank of $940,530 following the completion of the Gabriella and Yitzhak 3D seismic program and payment of a letter of credit in respect thereof.

Cash provided by financing activities for the three months ended March 31, 201 was $6,188,547 as compared to $0 during the three months ended March 31, 2010. The increase is a result of the completion, during the period, of a private placement for gross proceeds of $6,624,100 (CAN$6.5m) .

Six month period ended March 31, 2011 compared to the six month period ended March 31, 2010

During the six months ended March 31, 2011, the Company's overall position of cash and cash equivalents increased by $14,443,320. This increase in cash can be attributed to the following activities: The Company's net cash used in operating activities during the six months ended March 31, 2011 was $1,229,143 as compared to $824,367 for the six months ended March 31, 2010. This increase is attributable to and consistent with the increase in the Company's exploration and operating activities for the current period, compared to the prior period.

Cash used in investing activities during the six months ended March 31, 2011 was $590,702 as compared to net cash generated of $8,229 during the six months ended March 31, 2010. The investment in 2011 relates primarily to the purchase of computers and equipment for the Israeli office and deposits held by the bank as guarantees for the Company’s Israeli offices and commitments on the Eitan license.

Cash provided by financing activities for the six months ended March 31, 2011was $16,263,165 as compared to $0 during the six months ended March 31, 2010. The increase is a result of the completion, during the period, of two private placements- the first, in November 2010 for gross proceeds of $11m, and the second, in March 2011 for gross proceeds of $6.3m.

There are no legal restrictions on transferring funds between Canada and Israel.

1.7	Capital resources

At March 31, 2011, the Company's cash and cash equivalents were $14,800,880 (September 30, 2010 - $357,560), the majority of this balance is being held in US funds. The Company's working capital at March 31, 2011 was $15,080,986 as compared to $800,999 as at September 31, 2010.

Commitments

In order to maintain current licenses the Company will be required to expend amounts in respect of exploration expenditure. The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company’s interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s ownership interests.

The Company’s current cash and cash equivalents are sufficient to meet out exploratory commitments for at least the next 12 months.

Management of Capital

The Company includes the following in its definition of capital:

	March 31,	September 30,
	2011	2010
Share Capital	$15,021,643	$3,478,894
Contributed Surplus	1,658,323	1,140,812
Warrants	4,720,416	-
Deficit	(5,917,286)	(3,401,720)
Total Shareholders’ Equity	$15,483,096	$1,217,986

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful. The Company has sufficient funds to meet its exploration program, administrative overhead and working capital needs for the coming year.

1.8	Off-Balance Sheet arrangements

There are no off-balance sheet arrangements as of Mach 31, 2011.

1.9	Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows: During the six months ended March 31, 2011, the Company incurred the following expenses with related parties:

  $143,363 in consulting fees and operating expenses to individuals that are directors and officers of the Company or to private companies which are controlled by a director and officers of the Company (2010 - $207,500).

  $424,877 in technical consulting fees to directors and officers of the Company or to companies controlled by such directors and officers (2010 - $151,560)

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10	Second Quarter

Refer to section 1.5 for details of operational and exploration activities in the second quarter.

1.11	Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

1.12	Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value of its licenses as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

Significant Accounting Policies

Certain accounting principles require the Company to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which the Company relies are reasonable based upon information available to the Company at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's consolidated financial statements will be affected. The significant accounting policies that the Company believes are the most critical to aid in fully understanding and evaluating The Company's reported consolidated financial results include the following:

  Foreign Currency Translation
  Accounting for Oil and Gas Properties
  Accounting for Income Taxes
  Accounting for Stock-based compensation
  Adoption of International Financial Reporting Standards

Foreign Currency Translation

The Company’s functional and reporting currency is the United States (“US”) dollar. The Company's foreign operations are considered financially and operationally integrated. All transactions in currencies other than the US dollar are translated as follows:

  Monetary assets and liabilities are translated at the rate of exchange in effect as of the balance sheet date;
  Non-monetary assets and liabilities, at the exchange rates prevailing on the date of the acquisition of the asset or assumption of the liabilities; and
  Revenues and Expenses, at the rate in effect on the date of the transaction.

Gains or losses resulting from the translation are included in the determination of net income or loss for the period.

Accounting for Oil and Gas Properties

The Company follows the successful efforts method of accounting for its exploration activities. Under the successful efforts method, acquisition costs of proved and unproved properties are capitalized. Costs of unproved properties are transferred to proven properties when proven reserves are confirmed. Exploration costs, including geological and geophysical costs, are expensed as incurred. Exploratory drilling costs are initially capitalized. If it is determined that a specific well does not contain proved reserves, the related capitalized exploratory drilling costs are charged to expense. To date, all exploration costs have been charged to operations.

Development costs, which include the costs of wellhead equipment, development drilling costs and handling facilities, applicable geological and geophysical costs, and the costs of acquiring or constructing support facilities and equipment, are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface will be expensed as operating costs. If and when the Company achieves production, acquisition costs of proved properties will be depleted using the unit-of-production method based on proved reserves. Capitalized exploratory drilling costs and development costs will be depleted on the basis of proved developed reserves by area. Support facilities and equipment will be depreciated on a straight-line basis over their useful lives.

Property costs by area are reviewed for impairment at least annually to consider whether there are conditions that may indicate impairment. The carrying value of each property is compared to its net recoverable amount as estimated by quantifiable evidence of the market value of similar land or geological resources. If the carrying value is found to exceed the estimated net recoverable amount, a write down will be recorded.

Accounting for Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Accounting for Share-Based Compensation

The Company accounts for share-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For payments of services through the issuance of shares, the fair value is the market price of the shares issued by the Company or the value of the services received, depending on which is the more reliable measure.

For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options or warrants are measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options or warrants are accrued and charged either to operations, oil and gas interests, or share issue costs with the offset credit to contributed surplus. For directors and employees, the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

1.13	Changes in Accounting Policies including Initial Adoption

The Company has not changed its accounting policies during the three month period ended December 31, 2010.

Adoption of International Financial Reporting Standards

January 1, 2011 has been confirmed by the Canadian Accounting Standards Board as the date that International Financial Reporting Standards (‘‘IFRS’’) will replace Canadian GAAP as the financial reporting framework for publicly accountable enterprises. The Company will report under IFRS for interim and annual periods beginning October 1, 2011. Comparative information for 2010 will be restated to comply with IFRS reporting requirements.

The Company has initiated an assessment of those components of its operations that are likely to be impacted as a result of the adoption of IFRS to replace Canadian GAAP. The Company’s approach to implementation of IFRS reporting is to identify those components of its financial statements that are likely to be impacted by the adoption of IFRS reporting, assess the extent of such impact, determine a process to implement the change to IFRS reporting and determine the restatement of comparative figures required as a result of the implementation of certain IFRS reporting standards.

While the adoption of IFRS will not change the actual cash flows of the Company, it will result in changes to its reported financial position and results of operations, which could materially impact the Company’s reported financial position and results of operations.

The Company identified a three phase plan to adopt IFRS by 2011 as follows:

Phase 1 - Scoping and Planning

This phase involves identifying differences between IFRS and existing Canadian GAAP, and determining their applicability and impact on the Company’s reporting requirements. This phase was completed in the second quarter of 2010.

Phase 2 – Evaluation and Design

This phase includes the detailed review and selection of accounting policy options, required to comply with IFRS standards. Also included, is the assessment of the conversion to IFRS on business activities, controls over financial reporting, and disclosure requirements.

IFRS 1 – First Time Adoption of IFRS and Opening Balance Sheet Quantifications

IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. In particular, IFRS requires an entity to do the following in the opening IFRS balance sheet that it prepares as a starting point for its accounting under IFRSs:

(a)	recognize all assets and liabilities whose recognition is required by IFRSs;

(b)	not recognize items as assets or liabilities if IFRSs do not permit such recognition;

(c)	reclassify items that it recognized under previous GAAP as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under IFRSs; and

(d)	apply IFRSs in measuring all recognized assets and liabilities.

IFRS 1 offers entities adopting IFRS for the first time with a number of exemptions (optional and in some areas mandatory). The Company is currently evaluating exemptions available to determine the most appropriate to its circumstances. The most appropriate IFRS 1 exemptions applicable to the Company that have been identified to date are: Property, Plant and Equipment The IFRS 1 election related to property, plant and equipment allows the Company to report property, plant and equipment in its balance sheet on the transition date at a deemed cost instead of actual cost. The exemption can be applied on an asset-by-asset basis.

IAS 36 Impairment of Assets

The objective of this Standard is to prescribe the procedures that an entity applies to ensure that its assets are carried at no more than their recoverable amount.

The Company is currently assessing the impact of this standard on its reporting requirements.

IFRS 2 Share Based Payments

This standard provides guidance for the recognition and measurement of share-based payments. Management must determine the fair value of a share-based payment at the grant date and the period over which this fair value should be recognized.

The Company is evaluating the impact of this standard.

IFRS 6 Exploration for and Evaluation of Mineral Resources

The objective of this standard is to specify the financial reporting for the exploration for and evaluation of mineral resources. Under IFRS 6, the Company may continue to use its current accounting policies for reporting on and evaluating its mineral resources. This includes continuing to use recognition and measurement practices that are part of those accounting policies.

The Company is currently reviewing its impairment testing requirements under IFRS 6 and the requirement to report the allocation of exploration assets to cash-generating units or groups of cash-generating units for the purpose of assessing such assets for impairment.

IAS 16 Property, Plant and Equipment

This standard establishes the requirements for the recognition, measurement, depreciation and impairment of Property, Plant and Equipment (excluding exploration and evaluation assets).

The Company is currently assessing the impact of this standard on its reporting requirements.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets

This requires that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount.

The Company is currently assessing the impact of this standard on its reporting requirements.

IAS 12 Income Taxes

The objective of this standard is to prescribe the accounting treatment for income taxes. For the purposes of this standard, income taxes include all domestic and foreign taxes which are based on taxable profits. Income taxes also include taxes, such as withholding taxes, which are payable by a subsidiary, associate or joint venture on distributions to the reporting entity.

As the Company is still in the exploration phase, this standard will not have any immediate impact on the Company’s reporting requirements.

Phase 3 – Implementation and Review

The phase involves the actual implementation of IFRS standards which will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies and disclosures, implementation and testing of new processes, systems and controls, and the provision of detailed training where required.

The Company is currently assessing the consequence of the conversion to IFRS on its reporting obligations.

1.14	Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents;	- Held-for-trading;
Restricted Cash;	- Held-for-trading;
Accounts receivable;	- Loans and receivables;
Accounts payable and accrued liabilities;	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. The Company’s exposure is for cash held in bank accounts, including restricted cash, in the amount of $14,866,638 and on accounts receivable $115,295. None of the Company’s accounts receivable are overdue as at March 31, 2011. The restricted cash amounts to $65,758 and primarily relates to a bank guarantee of $50,000, in respect of our Israeli office rental.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of March 31, 2011, the Company had cash and cash equivalents of $14,800,880, restricted cash for an amount of $65,758 and account receivable of $115,295 against current accounts payable and accrued liabilities in the amount of $1,050,795.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

(i) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii) Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in New Israeli Shekels ("NIS") and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollars relative to the US dollar could have a material effect on the Company’s future results of operations, financial position or cash flows depending on the Company’s currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 10% on the Canadian dollar or the Israeli Shekels relative to the US dollar would not have a significant effect on the Company. For the six months period ended March 31, 2011 the Company has recorded an exchange rate gain of $142,542 (for the six months ended March 31, 2010: a loss of $3,029).

(iii) Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

1.15	Other MD&A Requirements

(i) Section 5.3 – Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures are included in section 1.3.

(ii) Section 5.4 – Disclosure of Outstanding Share Data

The Company has 100,723,872 common shares outstanding and 19,458,145 warrants outstanding.